Vickers Vantage Corp. I
1 Harbourfront Avenue, #16-06
Keppel Bay Tower, Singapore 098632
Singapore

October 26, 2022

VIA EDGAR

Tyler Howes

Alan Campbell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

RE:	Vickers Vantage Corp. I Amendment No. 7 to Registration Statement on Form S-4 Filed October 26, 2022 File No. 333-264941 (the “Registration Statement”)

Dear Mr. Howes and Mr. Campbell:

Vickers Vantage Corp. I hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 5:15 p.m. Eastern Standard Time on October 28, 2022 or as soon thereafter as practicable.

Very truly yours,

VICKERS VANTAGE CORP. I

By:	/s/ Chris Ho
Name: Chris Ho
Title: Chief Financial Officer